SOPHiA GENETICS Reports Fourth Quarter and Full Year 2023 Results
Strong momentum to continue in 2024 as SOPHiA GENETICS announces record revenue, 35 new customer additions in Q4, and 36% cash burn decline in FY 2023
BOSTON, United States and ROLLE, Switzerland, March 5, 2024 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and a leader in data-driven medicine, today reported financial results for its fourth quarter and fiscal year ended December 31, 2023.
Fourth Quarter 2023 Financial Highlights
•Revenue grew 27% year-over-year to $17.0 million; Constant currency revenue excluding COVID-related revenue also grew 27% year-over-year
•Gross margins were 70% on a reported basis and 73% on an adjusted basis
•Operating loss was $18.9 million on a reported basis and $13.3 million on an adjusted basis
•Change in cash and cash equivalents and term deposits (cash burn) improved 11% year-over-year to $9.5 million, compared to $10.6 million in Q4 2022, even when factoring in a credit to computational and storage-related expenses related to our strategic agreement with Microsoft in Q4 2022
Full Year 2023 Financial Highlights
•Revenue grew 31% year-over-year to $62.4 million; Constant currency revenue excluding COVID-related revenue grew 32% year-over-year
•Gross margins were 69% on a reported basis and 72% on an adjusted basis
•Operating loss was $74.8 million on a reported basis and $55.9 million on an adjusted basis, representing 15% and 22% year-over-year improvements, respectively
•Cash burn improved 36% year-over-year to $55.4 million, compared to $86.7 million in FY 2022
"We are pleased with the tremendous performance in fiscal year 2023, including 31% year-over-year revenue growth, continued gross margin expansion, and 36% year-over-year improvement in cash burn," said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. "During 2023, we were excited to see continued, widespread adoption of SOPHiA DDMTM worldwide as the Platform performed a record 317,000+ analyses across the 450 core genomics customers we serve. We are especially proud of the growth we delivered with SOPHiA DDMTM’s Solid Tumor applications, with our BioPharma partners, and in the U.S. market.”
Camblong added, "Looking forward to 2024, we are well positioned to continue delivering strong growth. SOPHiA DDMTM’s new Liquid Biopsy offering, world-class Solid Tumor applications, and the momentum we are building in the U.S. are all exciting catalysts for growth in 2024 as we continue on our path to profitability in the next 2+ years."
Business Highlights
•Performed a record 317,062 analyses on SOPHiA DDMTM in FY 2023, representing 20% year-over-year analysis volume growth including COVID-related analyses or 27% growth excluding COVID-related analyses
•Reached 450 core genomics customers as of December 31, 2023, who use SOPHiA DDMTM regularly to analyze patients with cancer and rare diseases, up from 434 customers as of December 31, 2022
•Signed a record 35 new core genomic customers in Q4 2023 who will implement SOPHiA DDMTM during 2024
•Recently signed new core genomics customers, including Lifespan Health Network, a network of award-winning hospitals in Rhode Island, U.S., and Karkinos Healthcare, a major oncology platform in India
•Built momentum in the U.S. market with 70% year-over-year revenue growth for FY 2023, 9 new U.S. core genomics signed in FY 2023, and Q4 2023 U.S. analysis volume up 51% since Q4 2022

•Launched a new, expanded suite of Liquid Biopsy applications in December 2023, including MSK-ACCESS powered with SOPHiA DDMTM
•Continued expanding usage of SOPHiA DDMTM within existing customer by driving adoption of new applications, resulting in Net Dollar Retention of 130% in Q4 2023, up 2,800 bps from 102% at the end of FY 2022
•Announced new expanded relationships with existing customers, including Vall d'Hebron Institute of Oncology (VHIO) in Spain, one of the top comprehensive cancer centers in Europe, who added a Solid Tumor application for Homologous Recombination Deficiency (HRD) testing and Latin American healthcare network Diagnosticos da America (DASA) who adopted MSK-ACCESS powered with SOPHiA DDMTM for Liquid Biopsy testing
•Delivered strong growth in Solid Tumor applications, and in particular the HRD application, with nearly 50 HRD customers as of December 31, 2023 and over 150% year-over-year revenue growth
•Expanded our partnership with AstraZeneca to sponsor the deployment of SOPHiA DDMTM’s HRD application to additional laboratories throughout Spain
•Reaffirmed commitment to grow sustainably and achieve adjusted operating profitability in the next 2+ years
2024 Financial Outlook
Based on information as of today, SOPHiA GENETICS is providing the following guidance:
•Revenue between $78 million and $81 million, representing growth of 25% to 30% compared to full year 2023 revenue
•Adjusted gross margin between 72.5% and 72.7%, compared to 72.2% in FY 2023
•Adjusted operating loss between $45M and $50M, compared to $55.9 million in FY 2023
Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation.
Earnings Call and Webcast Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the fourth quarter and full year 2023 results, and financial guidance for the full year 2024 on Tuesday, March 5, 2024, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.
Non-IFRS Financial Measures
To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue; and
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets,

share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and costs associated with corporate restructuring.
These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•These non-IFRS measures exclude the impact of costs associated with corporate restructuring, which we may incur from time to time; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues recorded in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
In addition to constant currency revenue, the company presents constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that are derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages the SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. SOPHiA GENETICS do not believe that these revenues reflect its core business of commercializing its platform because the company’s COVID-19 solution was offered to address specific market demand by its customers for analytical capabilities to assist with their testing operations. The company does not anticipate additional development of its COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and the company does not expect COVID-19-related revenues to constitute in the future, a significant part of its revenue. Accordingly, the company believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating its revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to the company’s cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™, a cloud-native Platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. SOPHiA DDM™ and related solutions, products, and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on X, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including 2023 guidance and statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships, and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.
Investor Contact:
Kellen Sanger
IR@sophiagenetics.com
Media Contact:
Kelly Katapodis
media@sophiagenetics.com

SOPHiA GENETICS SA
Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2023	2022		2023	2022
Revenue	$17,048	$13,384		$62,371	$47,560
Cost of revenue	(5,150)	(3,753)		(19,458)	(16,306)
Gross profit	11,898	9,631		42,913	31,254
Research and development costs	(9,759)	(6,790)		(36,969)	(35,371)
Selling and marketing costs	(7,966)	(4,247)		(28,423)	(28,267)
General and administrative costs	(13,269)	(13,929)		(53,301)	(55,816)
Other operating income, net	150	252		954	377
Operating loss	(18,946)	(15,083)		(74,826)	(87,823)
Interest income, net	811	650		3,959	684
Foreign exchange and other losses	(5,917)	205		(7,628)	(446)
Loss before income taxes	(24,052)	(14,228)		(78,495)	(87,585)
Income tax (expense) benefit	(8)	257		(486)	136
Loss for the year	(24,060)	(13,971)		(78,981)	(87,449)
Attributable to the owners of the parent	(24,060)	(13,971)	—	(78,981)	(87,449)

Basic and diluted loss per share	$(0.37)	$(0.22)		$(1.22)	$(1.36)

SOPHiA GENETICS SA
Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Loss for the year	$(24,060)	$(13,971)	$(78,981)	$(87,449)
Other comprehensive income (loss):
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	12,768	5,913	15,037	(4,336)
Total items that may be reclassified to statement of loss	12,768	5,913	15,037	(4,336)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	71	(299)	(212)	2,154
Total items that will not be reclassified to statement of loss	71	(299)	(212)	2,154
Other comprehensive income (loss) for the period	$12,839	$5,614	$14,825	$(2,182)
Total comprehensive loss for the period	$(11,221)	$(8,357)	$(64,156)	$(89,631)
Attributable to owners of the parent	$(11,221)	$(8,357)	$(64,156)	$(89,631)

SOPHiA GENETICS SA
Consolidated Balance Sheet
(Amounts in USD thousands)
(Audited)

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$123,251	$161,305
Term deposits	—	17,307
Accounts receivable	13,557	6,649
Inventory	6,482	5,156
Prepaids and other current assets	4,757	5,838
Total current assets	148,047	196,255
Non-current assets
Property and equipment	7,469	7,129
Intangible assets	27,185	19,963
Right-of-use assets	15,635	14,268
Deferred tax assets	1,720	1,940
Other non-current assets	6,100	4,283
Total non-current assets	58,109	47,583
Total assets	$206,156	$243,838
Liabilities and equity
Current liabilities
Accounts payable	$5,391	$6,181
Accrued expenses	17,808	14,505
Deferred contract revenue	9,494	3,434
Lease liabilities, current portion	2,928	2,690
Total current liabilities	35,621	26,810
Non-current liabilities
Lease liabilities, net of current portion	15,673	14,053
Defined benefit pension liabilities	3,086	2,675
Other non-current liabilities	334	170
Total non-current liabilities	19,093	16,898
Total liabilities	54,714	43,708
Equity
Share capital	4,048	3,464
Share premium	471,846	471,623
Treasury shares	(646)	(117)
Other reserves	53,978	23,963
Accumulated deficit	(377,784)	(298,803)
Total equity	151,442	200,130
Total liabilities and equity	$206,156	$243,838

SOPHiA GENETICS SA
Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Audited)

	Year ended December 31,
	2023	2022
Operating activities
Loss before income tax	$(78,495)	$(87,585)
Adjustments for non-monetary items
Depreciation	5,508	3,791
Amortization	2,828	1,780
Finance expense (income), net	2,934	(685)
Gain on TriplePoint success fee	—	—
Expected credit loss allowance	214	(467)
Share-based compensation	15,242	13,613
Intangible assets write-off	—	73
Movements in provisions, pensions, and government grants	308	953
Research tax credit	(1,129)	(1,292)
Loss on disposal of property and equipment	28	—
Gain on disposal of lease liability	(733)	—
Working capital changes
(Increase) decrease in accounts receivable	(6,500)	1,332
(Increase) decrease in prepaids and other assets	1,375	(977)
(Increase) decrease in inventory	(874)	(200)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	6,871	(1,428)
Cash used in operating activities
Income tax received (paid)	(801)	—
Interest paid	(6)	(266)
Interest received	4,655	1,265
Net cash flows used in operating activities	(48,575)	(70,093)
Investing activities
Purchase of property and equipment	(1,494)	(4,097)
Acquisition of intangible assets	(263)	(464)
Capitalized development costs	(7,469)	(5,820)
Proceeds upon maturity of term deposits and short-term investments	17,546	78,533
Purchase of term deposits and short-term investments	—	(26,179)
Net cash flow provided from (used in) investing activities	8,320	41,973
Financing activities
Proceeds from exercise of share options	226	748
Proceeds from issuance of share capital, net of transaction costs	—	—
Proceeds from initial public offering, net of transaction costs	—	—
Proceeds from greenshoe, net of transaction costs	—	—
Proceeds from private placement, net of transaction costs	—	—
Payment of TriplePoint success fee	—	—
Proceeds from borrowings	—	—
Repayments of borrowings	—	—
Payments of principal portion of lease liabilities	(3,043)	(2,316)
Net cash flow (used in) provided from financing activities	(2,817)	(1,568)
Increase (decrease) in cash and cash equivalents	(43,072)	(29,688)
Effect of exchange differences on cash balances	5,018	(1,969)
Cash and cash equivalents at beginning of the year	161,305	192,962
Cash and cash equivalents at end of the year	$123,251	$161,305

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, expect for %)
(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2023	2022	Growth	2023	2022	Growth
IFRS revenue	$17,048	$13,384	27%	$62,371	$47,560	31%
Current period constant currency impact	(177)	—		(527)	—
Constant currency revenue	$16,871	$13,384	26%	$61,844	$47,560	30%
COVID-19-related revenue	(106)	(167)		(319)	(1,080)
Constant currency impact on COVID-19-related revenue	5			2	—
Constant currency revenue excluding COVID-19-related revenue	$16,770	$13,217	27%	$61,527	$46,480	32%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Revenue	$17,048	$13,384	$62,371	$47,560
Cost of revenue	(5,150)	(3,753)	(19,458)	(16,306)
Gross profit	$11,898	$9,631	$42,913	$31,254
Amortization of capitalized research and development expenses (1)	619	378	2,099	1,133
Adjusted gross profit	$12,517	$10,009	$45,012	$32,387

Gross profit margin	70%	72%	69%	66%
Amortization of capitalized research and development expenses (1)	3%	3%	3%	2%
Damaged inventory write-off (2)	—%	—%	—%	—%
Adjusted gross profit margin	73%	75%	72%	68%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Operating loss	$(18,946)	$(15,083)	$(74,826)	$(87,823)
Amortization of capitalized research & development expenses (1)	619	378	2,099	1,133
Amortization of intangible assets (2)	193	110	729	647
Share-based compensation expense (3)	4,211	2,596	15,247	13,613
Non-cash pension expense (4)	(625)	(77)	(394)	468
Costs associated with restructuring (5)	1,232	—	1,232	—
Adjusted operating loss	$(13,316)	$(12,076)	$(55,913)	$(71,962)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.

(3)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(5)Costs associated with restructuring consists of compensation paid to employees during their garden leave period, severance, and any other amounts legally owed to the employees resulting from their termination as part of a planned workforce reduction, which we undertook to optimize our operations. Additionally, it includes any legal fees incurred as part of the restructuring process. While such actions are not planned going forward as part of our regular operations, we expect such expenses could still be incurred from time to time based on corporate needs.